Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross’ Maricunga mine returns to full operation

Toronto, Ontario, May 29, 2015 – Kinross Gold (TSX:K; NYSE:KGC) is pleased to announce that mining and crushing operations at its Maricunga mine resumed earlier this month, ahead of the anticipated June restart target. Operations were partially suspended on March 25 following an extreme weather event in northern Chile, which caused heavy damage to local infrastructure. The ADR plant operated throughout the restart effort, producing gold from existing material in the heap leach.

The Company would like to recognize the dedication and determination of its team in Chile in successfully restarting operations earlier than anticipated and in challenging conditions. An additional backup power plant has been installed to support the return to full operation, with main power lines expected to be back in operation in September.

The temporary suspension of mining and crushing will have an impact on production and costs at Maricunga, particularly in the third quarter. However, as noted in the Company’s Q1 2015 news release, Kinross expects no change to its Company-wide or regional production guidance.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Andrea Mandel-Campbell
Vice-President, Corporate Communications
phone: 647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact
Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

 www.kinross.com